Exhibit 99.1

Healthpeak Properties Raises 2026 Earnings Guidance Following Completion of the Janus Living IPO, Accretive Capital Allocation, and Strong First Quarter 2026 Results

DENVER, May 5, 2026 - Healthpeak Properties, Inc. (NYSE: DOC), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today announced results for the quarter ended March 31, 2026.

FIRST QUARTER 2026 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.28 per share, Nareit FFO of $0.42 per share, and FFO as Adjusted of $0.45 per share

– In March 2026, Janus Living, Inc. (NYSE: JAN) ("Janus Living") completed its initial public offering ("IPO") at the high-end of the valuation range, generating approximately $880 million of net proceeds in an oversubscribed and upsized offering, to pursue accretive acquisition and investment opportunities

  • As Janus Living's largest shareholder, Healthpeak's earnings growth will benefit from the favorable senior housing supply-demand fundamentals and Janus Living's accretive external growth opportunities

  • $714 million of previously disclosed Healthpeak senior housing acquisitions contributed to Janus Living as part of the formation transactions

  • Janus Living reported it is under contract on an additional $400 million of senior housing acquisitions

  • As of May 4, 2026, Janus Living had a market capitalization of $6.9 billion, of which Healthpeak owns 81.6%

– Janus Living reported post-IPO net loss of $(0.05) per share, first quarter net income of $0.13 per share and first quarter FFO as Adjusted of $0.23 per share

  • Year-over-year consolidated revenue and Adjusted EBITDAre growth of 35% and 42%, respectively

– First quarter Outpatient Medical and Lab new and renewal lease executions totaled 1.2 million square feet:

  • Outpatient Medical new lease executions totaled 195,000 square feet and renewal lease executions totaled 868,000 square feet, with +5.4% cash releasing spreads on renewals

    ◦ Subsequent to the first quarter, and through May 4, 2026, executed 1 million square feet of Outpatient Medical leases and signed letters of intent ("LOI")

  • Lab new lease executions totaled 129,000 square feet and renewal lease executions totaled 12,000 square feet and +3.5% cash releasing spreads on renewals

    ◦ Subsequent to the first quarter, and through May 4, 2026, executed 354,000 square feet of Lab leases and signed LOIs

– Lab total occupancy increased sequentially and is expected to increase through year-end 2026

– Generated $267 million of proceeds from recapitalizations, dispositions, and loan repayments

  • In March 2026, closed on the recapitalization and sale of an 80% joint venture interest in a 100% occupied, six-property outpatient medical portfolio to affiliates of Blackstone at a gross valuation of $212 million, generating proceeds of approximately $170 million

– In April 2026, repurchased 5.9 million common shares at a weighted average share price of $16.81 for approximately $100 million

– Net Debt to Adjusted EBITDAre was 5.4x for the quarter ended March 31, 2026

– Recent corporate impact and sustainability achievements include:

  • Awarded LEED Silver Core & Shell for Medical City McKinney, an outpatient medical development located in suburban Dallas

  • Named a member of the Dow Jones Best-in-Class (DJBIC) North America Index for the 13th consecutive year

  • Named a constituent in the S&P Global Sustainability Yearbook for the 11th consecutive year

To learn more about Healthpeak's commitment to responsible business and view our Corporate Impact Report, please visit www.healthpeak.com/corporate-impact.

FIRST QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended March 31, 2026		Three Months Ended March 31, 2025	
	Amount	Per Share	Amount	Per Share
Diluted Net income (loss) applicable to common shares	$ 193,484	$ 0.28	$ 42,364	$ 0.06
Diluted Nareit FFO applicable to common shares	301,519	0.42	323,279	0.45
Diluted FFO as Adjusted applicable to common shares	316,853	0.45	329,713	0.46

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month total SS Cash (Adjusted) NOI growth.

Year-Over-Year Total Same-Store Adjusted NOI Growth

	Three Month	
	SS Growth %	% of SS
Outpatient Medical	2.4%	55.7%
Lab	(7.2%)	33.6%
Senior Housing	13.8%	10.7%
Total SS Cash (Adjusted) NOI	**0.0%**	**100.0%**

Nareit FFO, FFO as Adjusted, Total Same-Store Cash (Adjusted) NOI, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts. See "March 31, 2026 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, available in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results. See also the "Funds From Operations" section of this release for additional information.

DIVIDEND

On April 6, 2026, Healthpeak's Board of Directors declared a monthly common stock cash dividend of $0.10167 per share for each of April, May, and June of 2026, representing cash dividends totaling $0.305 per share for the second quarter, and an annualized dividend amount of $1.22 per share. The dividend is payable on the payment dates set forth in the table below to stockholders of record as of the close of business on the corresponding record date.

Record Date	Payment Date	Amount
April 17, 2026	April 30, 2026	$0.10167 per common share
May 18, 2026	May 29, 2026	$0.10167 per common share
June 15, 2026	June 26, 2026	$0.10167 per common share

JANUS LIVING INITIAL PUBLIC OFFERING

In March 2026, Janus Living completed its IPO and began trading on the New York Stock Exchange under the ticker symbol "JAN". The net proceeds from the IPO were approximately $880 million, after deducting underwriting discounts and expenses payable by Janus Living.

Janus Living expects to use the net proceeds from the offering to pursue acquisition and investment opportunities that meet its investment criteria and for general corporate purposes.

As of the IPO, Healthpeak owned approximately 214.7 million shares of common stock and operating partnership common units in Janus Living, representing an 81.6% equity ownership.

JANUS LIVING'S FIRST QUARTER RESULTS

On May 5, 2026, Janus Living reported first quarter operating and financial results including year-over-year consolidated revenue and Adjusted EBITDAre growth of 35% and 42%, respectively, resulting in FFO as Adjusted of $0.23 per share. Janus Living is under contract on approximately $400 million of incremental senior housing acquisitions. As of March 31, 2026, Janus Living had $949 million of cash and no outstanding debt.

Janus Living also announced its intent to make a pro rata dividend payment for the period between March 20, 2026 and June 30, 2026, based on a distribution rate of $0.1425 per share, representing an annualized dividend of $0.57 per share.

Janus Living's operations are consolidated into Healthpeak's financial statements, with the approximately 18.4% not owned by Healthpeak reported as noncontrolling interest.

SENIOR HOUSING ACQUISITIONS

During the first quarter 2026, Healthpeak closed on senior housing acquisitions totaling $714 million across 25 communities. These communities were contributed to Janus Living as part of the formation transactions.

A summary of the acquisitions is as follows:
- Our joint venture partner's 46.5% interest in a 19-community portfolio for $314 million
- Three communities in the Orlando MSA for $119 million
- Two communities in the Atlanta MSA for $240 million
- One community in the Seattle MSA for $41 million

SHARE REPURCHASE ACTIVITY

In April 2026, Healthpeak repurchased 5.9 million common shares at a weighted average share price of $16.81 for approximately $100 million under its $500 million share repurchase program.

As of May 5, 2026, approximately $306 million remained available for share repurchases under the program.

OUTPATIENT MEDICAL JOINT VENTURE RECAPITALIZATION

In March 2026, Healthpeak entered into a joint venture with affiliates of Blackstone through the contribution of a 100% occupied, six-property outpatient medical portfolio valued at approximately $212 million. The portfolio comprises approximately 418,000 square feet across California, Maryland, Colorado, Texas, and Nebraska.

Under the terms of the joint venture, Blackstone owns an 80% majority interest and Healthpeak retains a 20% minority interest. Healthpeak will serve as operating member of the joint venture and will continue to provide asset and property management services, earning customary fees. The joint venture establishes a platform from which the parties will seek to expand their relationship over time. Healthpeak received gross proceeds of approximately $170 million for the sale of the 80% interest. The transaction implies a trailing cash cap rate of approximately 6.1%

and a valuation of approximately $508 per square foot. The transaction reflects continued execution on Healthpeak's ongoing capital recycling strategy and the strong private market interest in Healthpeak's operating platform and relationships.

DISPOSITIONS

During the first quarter 2026, Healthpeak closed on approximately $92 million of dispositions and received loan repayments for proceeds of $5 million. Together with the recapitalization, Healthpeak has generated $267 million of net proceeds as of May 5, 2026.

BALANCE SHEET

As previously disclosed, in March 2026, Healthpeak closed on a new $400 million unsecured delayed-draw term loan facility. The term loan matures in March 2031 and bears interest at SOFR plus 80 basis points, based on Healthpeak's current credit ratings. The unsecured term loan facility was undrawn as of May 5, 2026.

2026 GUIDANCE

We are updating the following guidance ranges for full year 2026:
   • Diluted earnings per common share from $0.34 – $0.38 to $0.46 – $0.50
   • Diluted Nareit FFO per share from $1.70 – $1.74 to $1.68 – $1.72
   • Diluted FFO as Adjusted per share from $1.70 – $1.74 to $1.71 – $1.75

We are reaffirming full year 2026 Total Same-Store Cash (Adjusted) NOI growth in the range of (1.0%) – 1.0%

These estimates are based on our current view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2026. For additional details and assumptions, please see page 10 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, May 6, 2026, at 10:00 a.m. Eastern Time.

- Healthpeak's website: https://ir.healthpeak.com/news-events
- Webcast: https://events.q4inc.com/attendee/885401057. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (833) 461-5787. The international dial-in is (585) 542-9983. The conference ID number is 885401057.

A webcast replay will be available on Healthpeak's website through May 5, 2027.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates, and develops high-quality real estate focused on healthcare discovery and delivery.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to the proposed Janus Living IPO or current, pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release; (ii) the payment of a monthly cash dividend; and (iii) the information presented under the heading "2026 Guidance Information." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: changes to regulatory, funding, staffing, trade, and other policies and actions by the U.S. political administration; macroeconomic trends that may increase borrowing, construction, labor and other operating costs; changes within the life science industry, and significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; operational risks associated with our senior housing properties managed by third parties, including our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of capital invested in a property, lower than expected future revenues, and unanticipated expenses; our use of joint ventures may limit our returns on and our flexibility with jointly owned investments; our use of rent escalators or contingent rent provisions in our leases; competition for suitable healthcare properties to grow our investment portfolio; our ability to exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate and/or operate acquisitions or internalize property management; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; environmental, social and governance and sustainability commitments and changing requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, and health and safety measures intended to reduce their spread; our past participation in the Coronavirus Aid, Relief, and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; laws or regulations prohibiting eviction of our tenants; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence by us, our tenants, our vendors, and our investors; volatility, disruption, or uncertainty in the financial markets; increased interest rates and borrowing costs, which could impact our ability to refinance existing debt, sell properties, and conduct investment activities; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; volatility in the market price and trading volume of our common stock; adverse changes in our credit ratings; the pending initial public offering of Janus Living may not be completed on the currently contemplated timeline or terms, or at all, and may not achieve the intended benefits; our economic exposure to shifts in the price of Janus Living common stock and our ability to control the assets and activities of Janus Living; potential conflicts of interest in our relationship with Janus Living; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; tax protection agreements that may limit our ability to dispose of certain properties and may require us to maintain certain debt levels; ownership limits in our charter that restrict ownership in our stock, and provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

CONTACT

Andrew Johns, CFA

Senior Vice President – Finance and Investor Relations

720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data

	March 31, 2026	December 31, 2025
Assets		
Real estate:		
Buildings and improvements	$ 17,168,415	$ 16,593,535
Development costs and construction in progress	1,056,909	1,010,657
Land and improvements	3,221,127	3,007,346
Accumulated depreciation	(4,609,647)	(4,512,443)
Net real estate	16,836,804	16,099,095
Loans receivable, net of reserves of $9,290 and $11,345	631,648	606,020
Investments in unconsolidated joint ventures	530,354	802,601
Accounts receivable, net of allowance of $3,480 and $2,018	91,467	78,327
Cash and cash equivalents	1,170,992	467,457
Restricted cash	94,917	70,245
Intangible assets	758,495	654,516
Assets held for sale	45,667	80,621
Right-of-use asset	395,929	412,198
Deferred tax assets	120,310	111,248
Goodwill	68,529	68,529
Other assets	871,113	885,161
Total assets	$ 21,616,225	$ 20,336,018
Liabilities and Equity		
Bank line of credit and commercial paper	$ 1,751,409	$ 1,078,850
Term loans	1,645,731	1,647,113
Senior unsecured notes	6,779,171	6,772,722
Mortgage debt	246,461	349,209
Intangible liabilities	164,360	173,697
Liabilities related to assets held for sale	545	11,900
Lease liability	290,089	296,260
Accounts payable, accrued liabilities, and other liabilities	671,245	718,509
Deferred revenue	1,007,201	985,307
Total liabilities	12,556,212	12,033,567
Commitments and contingencies		
Redeemable noncontrolling interests	27,214	159,581
Common stock, $1.00 par value: 1,500,000,000 shares authorized; 695,263,156 and 695,036,731 shares issued and outstanding	695,263	695,037
Additional paid-in capital	13,102,990	12,767,914
Cumulative dividends in excess of earnings	(5,971,501)	(5,952,920)
Accumulated other comprehensive income (loss)	(464)	(9,937)
Total stockholders' equity	7,826,288	7,500,094
Public investors of Janus Living, Inc.	560,426	—
Joint venture partners	294,297	295,455
Non-managing member unitholders	351,788	347,321
Total noncontrolling interests	1,206,511	642,776
Total equity	9,032,799	8,142,870
Total liabilities and equity	$ 21,616,225	$ 20,336,018

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data

	Three Months Ended March 31,	
	2026	2025
Revenues:		
Rental and related revenues	$ 538,436	$ 538,141
Resident fees and services	200,345	148,927
Interest income and other	14,171	15,821
Total revenues	752,952	702,889
Costs and expenses:		
Operating	323,861	273,143
Depreciation and amortization	289,734	268,546
Interest expense	87,292	72,693
General and administrative	24,591	26,118
Transaction costs	24,149	5,534
Impairments and loan loss reserves (recoveries), net	(2,275)	(3,562)
Total costs and expenses	747,352	642,472
Other income (expense):		
Gain (loss) on sales of real estate, net	50,669	—
Gain (loss) on debt extinguishments	(403)	—
Other income (expense), net	139,779	(6,126)
Total other income (expense), net	190,045	(6,126)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	195,645	54,291
Income tax benefit (expense)	(254)	(2,080)
Equity income (loss) from unconsolidated joint ventures	4,265	(2,147)
Net income (loss)	199,656	50,064
Noncontrolling interests' share in earnings	(6,023)	(7,236)
Net income (loss) attributable to Healthpeak Properties, Inc.	193,633	42,828
Participating securities' share in earnings	(149)	(464)
Net income (loss) applicable to common shares	$ 193,484	$ 42,364
Earnings per common share:		
Basic	$ 0.28	$ 0.06
Diluted	$ 0.28	$ 0.06
Weighted average shares outstanding:		
Basic	695,161	699,067
Diluted	695,168	699,118

Healthpeak Properties, Inc.

Funds From Operations

In thousands, except per share data

		Three Months Ended March 31,	
		2026	2025
Net income (loss) applicable to common shares	$	193,484	$ 42,364
Real estate related depreciation and amortization		289,734	268,546
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures		7,212	12,200
Noncontrolling interests' share of real estate related depreciation and amortization		(4,702)	(4,454)
Loss (gain) on sales of depreciable real estate, net		(50,669)	—
Loss (gain) upon change of control, net[1]		(138,117)	—
Taxes associated with real estate dispositions		58	—
Nareit FFO applicable to common shares		297,000	318,656
Distributions on dilutive convertible units and other		4,519	4,623
Diluted Nareit FFO applicable to common shares	$	301,519	$ 323,279
Diluted Nareit FFO per common share	$	0.42	$ 0.45
Weighted average shares outstanding - Diluted Nareit FFO		709,457	714,174
Impact of adjustments to Nareit FFO:			
Transaction, merger, and restructuring-related costs[2]	$	20,568	$ 5,534
Other impairments (recoveries) and other losses (gains), net[3]		(2,275)	(3,320)
Loss (gain) on debt extinguishments		302	—
Casualty-related charges (recoveries), net[4]		(190)	4,226
Recognition (reversal) of valuation allowance on deferred tax assets[5]		(3,058)	—
Total adjustments		15,347	6,440
FFO as Adjusted applicable to common shares		312,347	325,096
Distributions on dilutive convertible units and other		4,506	4,617
Diluted FFO as Adjusted applicable to common shares	$	316,853	$ 329,713
Diluted FFO as Adjusted per common share	$	0.45	$ 0.46
Weighted average shares outstanding - Diluted FFO as Adjusted		709,457	714,174
Other operating data:			
Amortization of deferred financing costs and debt discounts (premiums)	$	8,363	$ 7,852
Non-refundable entrance fee sales in excess of (less than) the related GAAP amortization		7,756	4,696
Stock-based compensation amortization expense		4,502	4,627
Deferred income taxes		3,053	2,570
AFFO capital expenditures		(23,956)	(23,136)
Straight-line rents		(10,905)	(11,153)
Amortization of above (below) market lease intangibles, net		(6,597)	(10,212)
Other items[6]		(2,606)	1,451

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(1) The three months ended March 31, 2026 includes a gain upon change of control related to (i) the acquisition of the remaining 46.5% interest in the SWF SH JV which held 19 senior housing properties and (ii) the disposition of an 80% interest in six outpatient medical buildings to a third-party. These gains upon change of control are included in other income (expense), net in the Consolidated Statements of Operations.

(2) The three months ended March 31, 2026 includes costs incurred related to the Janus Living IPO and investment pursuit costs. The three months ended March 31, 2025 includes costs related to the merger with Physicians Realty Trust, which are primarily comprised of severance, legal, accounting, tax, information technology, and other costs of combining operations with Physicians Realty Trust that were incurred during the period.

(3) The three months ended March 31, 2026 and 2025 includes reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(4) Casualty-related charges (recoveries), net are recognized in other income (expense), net, equity income (loss) from unconsolidated joint ventures, and noncontrolling interests' share in earnings in the Consolidated Statements of Operations.

(5) The three months ended March 31, 2026 includes the income tax impact related to the change in tax status of certain entities in connection with the Janus Living IPO.

(6) Primarily includes: (i) amortization of deferred revenue, (ii) noncontrolling interests' share of senior housing entrance fees in excess (less) than the related GAAP amortization, and (iii) our proportionate share of AFFO capital expenditures and straight-line rents from unconsolidated joint ventures.